70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

PATRICK J. MALONEY

312.807.4265

pmaloney@bellboyd.com

Direct Fax: 312.827.8037

February 10, 2009

VIA PDF EMAIL, OVERNIGHT DELIVERY AND EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mellissa Campbell Duru, Esq.
Attorney-Advisor

Re:	Tier Technologies, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed February 10, 2009 by
Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and
Michael R. Murphy
File No. 1-33475

Ladies and Gentlemen:

On behalf of Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy (collectively, “Discovery”), we are filing on behalf of Discovery a revised preliminary proxy statement, dated February 10, 2009 (the “Revised Preliminary Proxy Statement”).  The Revised Preliminary proxy statement contains the revisions contemplated by our response to Comment No. 2 contained in your letter to Patrick J. Maloney of this firm, dated February 2, 2009 (the “Comment Letter”), commenting on the revised preliminary proxy statement of Discovery that was filed with the Commission on January 28, 2009.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

The revisions set forth in the Revised Preliminary Proxy Statement separate the Stockholder Proposal into two separate and distinct proposals, one relating to the Company’s Rights Plan and the other relating to the ability of Company stockholders to call special meetings.

In connection with this letter, please also find the requisite filing persons statement relating to the Revised Preliminary Proxy Statement attached hereto as Annex A.

Discovery intends to commence mailing its proxy materials to stockholders as soon as possible this week and will file definitive proxy materials at that time.

We appreciate your assistance with this matter.  If you have any questions regarding this letter or the attachment or wish to discuss them, please feel free to contact me at (312) 807-4265.

Very truly yours,

/s/ Patrick J. Maloney
Patrick J. Maloney

cc:                                 Michael R. Murphy
Discovery Equity Partners, L.P.

Annex A

FILING PERSONS STATEMENT

February 10, 2009

VIA OVERNIGHT DELIVERY AND EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mellissa Campbell Duru
Attorney-Advisor

Re:	Tier Technologies, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed February 10, 2009 by
Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and
Michael R. Murphy
File No. 1-33475

Ladies and Gentleman:

Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy (collectively, the “Filing Persons”) hereby provide the following statements with respect to the above referenced filing:

•                  The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Best regards,

DISCOVERY GROUP I, LLC
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

By:	/s/ Michael R. Murphy
Michael R. Murphy
Managing Member

/S/ DANIEL J. DONOGHUE
Daniel J. Donoghue

/S/ MICHAEL R. MURPHY
Michael R. Murphy